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CONSENT OF INDEPENDENT AUDITORS


We consent to the references to our firm, under the caption "Experts" in the Registration Statement (Form S-3) of CalEnergy Company, Inc., CalEnergy Capital Trust III, CalEnergy Capital Trust IV and CalEnergy Capital Trust V for the registration of its Senior Debt Securities and Subordinated Debt Securities, Preferred Stock and Common Stock and Convertible Preferred Securities and Junior Subordinated Debentures in the aggregate amount of $1,500,000,000 of CalEnergy Company, Inc. and to the incorporation by reference therein of our report dated June 20, 1996 with respect to the consolidated financial statements of Northern Electric plc included in the Current Report on Form 8-K/A dated February 18, 1997 of CalEnergy Company, Inc. filed with the Securities and Exchange Commission.







Ernst & Young
Chartered Accountants
Newcastle Upon Tyne
England

August 4, 1997